UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 NOTIFICATION OF LATE FILING FORM 12b-25 Commission File No. 0-29338

(Check One):	☐ Form 10-K	☒ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: March 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ____________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1—REGISTRANT INFORMATION
Full Name of Registrant China-Biotics, Inc.
Former Name if Applicable N/A
Address of Principal Executive Office (Street and Number) No. 999 Ningqiao Road Jinqiao Export Processing Zone
City, State and Zip Code Pudong, Shanghai 201206 People’s Republic of China

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

China-Biotics, Inc. (the “Company”) could not complete the timely filing of its Annual Report on Form 10-KSB for the year ended March 31, 2006 due to a delay in obtaining and compiling information required to be included in the Company’s Form 10-KSB, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-KSB no later than the 15th calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Song Jinan	(86 21)	5834 9748
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
☒Yes ☐No

The results of operations reflect a share exchange completed in March 2006 by the Company.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China-Biotics, Inc.
(Name of Registrant as Specified in Charter)

Date: June 30, 2006	By:	/s/ Song Jinan
Song Jinan
Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary